Delisting Determination,The Nasdaq Stock Market, LLC,
April 2, 2019, Priority Technology Holdings, Inc. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the warrant and unit of Priority Technology Holdings, Inc. (the Company), effective at the opening of the trading session on April 12, 2019. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rules IM-5101-2 and 5550(a)(3).
The Company was notified of the Staffs determination on August 24, 2018. The Company appealed the determination to a Hearing Panel. Upon review of the information provided by the Company, the Panel issued a decision dated
November 5, 2018, granting the Company continued listing and notified the Company that trading in the Companys warrant and unit would be suspended on March 6, 2019.
The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Companys warrant and unit became final on March 6, 2019.